UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

HAGERTY, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

405166109

(CUSIP Number)

Stephen M. McManus

State Farm Mutual Automobile Insurance Company

One State Farm Plaza

Bloomington, IL 61710

(309) 766-1311

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No: 405166109	Schedule 13D

1	NAME OF REPORTING PERSONS State Farm Mutual Automobile Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 59,000,000(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 59,000,000(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.9%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IC

(1)	Includes 9,000,000 shares of Class A Common Stock that the Reporting Person has the right to acquire within 60 days upon exercise of Warrants (as defined in the Original 13D).
(2)

Percentage based on the sum of (i) 83,202,969 shares of Class A Common Stock outstanding as of October 21, 2022 pursuant to the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022 and (ii) 9,000,000 shares of Class A Common Stock issuable upon exercise of warrants held by the Reporting Person which have been added to the total Class A Common Stock shares outstanding for purposes of calculating the Reporting Person’s beneficial ownership percentage in accordance with Rule 13d-3(d)(1)(i) under the Act. The percentage does not give effect to the issuance of shares of Class A Common Stock issuable upon exercise or conversion of warrants, options or shares of the Issuer’s Class V Common Stock held by other parties. Notwithstanding the percentage reported in the Original 13D, based on the aggregate total of Class A and Class V Common Stock outstanding, and the voting power assigned to each class, the Reporting Person controls approximately 2.3% of the voting power of the Issuer.

CUSIP No: 405166109	Schedule 13D

Explanatory Note: This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13D filed by State Farm Mutual Automobile Insurance Company (“State Farm” or “Reporting Person”) on December 10, 2021 (the “Original 13D”), as amended by the Schedule 13D Amendment No. 1 filed by State Farm on February 10, 2023 (collectively, the “Amended Schedule 13D”) related to shares of Class A common stock, par value $0.0001 per share, (the “Common Stock” or “Class A Common Stock”) of Hagerty, Inc., a Delaware corporation (the “Issuer” or “Company”).

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Amended Schedule 13D. Capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Original 13D.

Item 4. Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby supplemented as follows:

Pursuant to the Investor Rights Agreement (as defined in the Original 13D), State Farm has the right to designate one individual to serve as a director on the Issuer’s Board of Directors. As disclosed in the Original 13D, State Farm designated Michael Tipsord, Chairman and Chief Executive Officer of State Farm, as its initial designee on the Issuer’s Board of Directors upon closing of the Issuer’s Business Combination (as defined in the Original 13D). Effective March 1, 2023, State Farm exercised its right under the Investor Rights Agreement by designating Randall (Rand) Harbert, former Chief Agency, Sales and Marketing Officer of State Farm, to succeed Mr. Tipsord as State Farm’s designee on the Issuer’s Board of Directors.

As a director of the Issuer, Mr. Harbert may influence the corporate activities of the Issuer, including activities that may relate to transactions described in clauses (a) through (j) of Item 4 of the instructions to Schedule 13D, and therefore, State Farm may indirectly have such influence through Mr. Harbert. Except as otherwise described in this Item 4, State Farm does not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of the instructions to Schedule 13D, provided that State Farm may, at any time and from time to time, review or reconsider and change its positions and/or intentions.

CUSIP No: 405166109	Schedule 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2023

STATE FARM MUTUAL AUTOMOBILE INSURANCE COMPANY

By:	/s/ Jon C. Farney
Jon C. Farney, Senior Vice President,
Treasurer and Chief Financial Officer